EXHIBIT 99.1

Supplementary Trust Data

1.	The total amount of cash distributed to Certificateholders in 2003 per $1,000 of Certificates	$217.48
2.	The total amount of the distribution set forth in paragraph 1 which represents principal payments on the Certificates	$190.20
3.	The outstanding principal balance which was 30 or more days delinquent as of the end of the December 2003 Monthly Period	$452,713,277.15
4.	The total amount of the Monthly Servicing Fee paid to the Servicer by the Trust in 2003	$183,450,333.77